Exhibit 99.3

Third release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG
28.02.2020
Dissemination of a Voting Rights Announcement

- Convenience Translation -

Deutsche Balaton AG, Heidelberg (notifying party) has informed Biofrontera AG (issuer) on 26 February 2020 pursuant to section 43 (1) sentences 1 and 2 WpHG with reference to the last notification according to section 43 WpHG of 09 March 2018 about the following:

We refer to our notification pursuant to section 43 WpHG dated March 9, 2018, in which we notified Mr. Wilhelm K. T. Zours and DELPHI Unternehmensberatung Aktiengesellschaft of the change in the objectives pursued with the investment.

The objectives pursued by Wilhelm K. T. Zours and DELPHI Unternehmensberatung Aktiengesellschaft with the investment have now changed in part.

Furthermore, we refer to the voluntary group notification in accordance with sections 33, 34, 37 WpHG published by Wilhelm K. T. Zours on 3 February 2020. As a result of the signing of a voting trust agreement (the ‘pool agreement’) on 28 January 2020 by DELPHI Unternehmensberatung Aktiengesellschaft, SPARTA AG, Deutsche Balaton Biotech AG, Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Prisma Equity AG and Heidelberger Beteiligungsholding AG (the ‘pool members’), the voting rights in Biofrontera AG directly held by each pool member are attributed to the other pool members and their parent companies in accordance with section 34 (2) WpHG. Further information on the pool agreement is available in the above-mentioned voting rights notification from Mr. Wilhelm K. T. Zours.

Pursuant to section 43 (1) sentence 1 WpHG, we are hereby informing you for the first time, on the basis of a private written power of attorney for VV Beteiligungen Aktiengesellschaft and in corresponding application of section 37 WpHG for Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Deutsche Balaton Biotech AG and Prisma Equity AG, of the objectives pursued with the acquisition of the voting rights and the origin of the funds used for the acquisition, and for Wilhelm K. T. Zours and DELPHI Unternehmensberatung Aktiengesellschaft in accordance with section 43 (1) sentence 2 WpHG on the basis of a private-written power of attorney:

- Wilhelm K. T. Zours, DELPHI Unternehmensberatung Aktiengesellschaft, VV Beteiligungen Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Deutsche Balaton Biotech AG and Prisma Equity AG

together hereafter the ‘notifying parties’.

1. The notifying parties intend to combine their interests in the joint group of notifying parties in order to secure joint influence on Biofrontera AG. This is to be achieved in particular through joint exercise of voting rights by the pool members in all resolutions to be adopted and elections to be held in the general meeting of Biofrontera AG. Through this, the economic development and the increase of the share value of the Company should be continuously enhanced through a corresponding voting right block at the general meeting of the Company.

2. The notifying parties intend to acquire further voting rights in Biofrontera AG within the next 12 months through acquisition or otherwise.

3. The notifying parties seek to influence the appointment of administrative, management and supervisory bodies of Biofrontera AG.

4. The notifying parties do not seek to make any significant change in the capital structure of the Company. In particular, no changes are targeted with respect to the ratio of equity and debt financing and the dividend policy.

5. The acquisition of voting rights by VV Beteiligungen Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Deutsche Balaton Biotech AG and Prisma Equity AG took place in process of allocation of voting rights of voting rights in accordance with section 34 (2) WpHG after the pool members had signed the pool agreement. The voting rights attributed to the pool members are attributed to VV Beteiligungen Aktiengesellschaft due to its status as the parent company of Deutsche Balaton Aktiengesellschaft. No funds were therefore used by VV Beteiligungen Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft, ABC Beteiligungen AG, Deutsche Balaton Biotech AG and Prisma Equity AG to acquire the voting rights.

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com